KENNETH M. CHRISTISON
                                 ATTORNEY AT LAW
                               10 SEADRIFT LANDING
                                TIBURON, CA 94920

                                TEL: 415-505-5086






                                  May 29, 1998








Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         RE:  CHANCELLOR CORPORATION; FORM 10;  FILE NO. 1-14069

Dear Madam or Sir:

         On behalf of Chancellor Corporation (the "Company"), I hereby request withdrawal of the Form 10 Registration Statement, File No. 1-14069, filed April 29, 1998. This request is made because of substantial, material changes since the filing date. These include changes in the Company's management in view of the Company's anticipated commencement of operations, an internal restatement of the financial statements as of March 31, 1998, and the Company's intention to engage a new independent auditor

         Please call me at 415-505-5086 if you have questions.

                                            Very truly yours,


                                            /s/Kenneth M. Christison
                                            Kenneth M. Christison
                                            Attorney for Chancellor Corp.


cc:  Chancellor Corporation